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                                                                    EXHIBIT 3.1


                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                             JEFFERIES GROUP, INC.


1.   The name of the Corporation is:

                             JEFFERIES GROUP, INC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total number of shares of stock which the Corporation shall have authority to issue is one hundred one million (101,000,000), of which stock one hundred million (100,000,000) shares of the par value of One Cent ($.01) each, amounting in the aggregate to One Million Dollars ($1,000,000), shall be Common Stock and of which one million (1,000,000) shares of the par value of One Cent ($.01) each, amounting in the aggregate to Ten Thousand Dollars ($10,000) shall be preferred stock. The designation and the powers, preferences and rights, and the qualifications, limitations or restrictions shall be determined by the Board of Directors.

5. The Board of Directors is authorized to make, alter or repeal the By-Laws of the Corporation. Election of Directors need not be by ballot.

6.   The name and mailing address of the incorporator is:

                                   W. J. Reif
                             100 West Tenth Street
                           Wilmington, Delaware 19801

7. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is hereinafter amended to permit a corporation to further eliminate or limit the liability of a director of a corporation, then the liability of a director of the Corporation, in addition to the circumstances in which a director is not personally

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     liable as set forth in the preceding sentence, shall be further eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any Amendment, repeal, or modification of this Article 7 shall not adversely affect any right or protection of a director of the Corporation for any act or omission occurring prior to the date when such amendment, repeal, or modification became effective.

8. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders are granted subject to this reservation.






















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